Ben & Jerry's board approves Unilever offer
12 April 2000

Unilever today confirmed that the Board of Directors of Ben & Jerry's Homemade, Inc. has approved Unilever's offer of $43.60 per share for all of the 8.4 million outstanding shares of the company on a fully diluted basis, valuing the transaction at $326 million.

In calendar year 1999 Ben & Jerry's had sales of $237 million some 90 per cent of which were in North America. Operating income was $13.5 million.

The transaction will be structured as a tender offer for all the shares of Ben & Jerry's Homemade Inc., which is expected to commence next week. The transaction is subject to the usual regulatory approvals.

Commented Unilever chairmen, Antony Burgmans and Niall FitzGerald: "We are delighted to welcome Ben & Jerry's into the Unilever family. It takes us into the super premium category for the first time. Ben & Jerry's is an incredibly strong brand name with a unique consumer message. We are determined to nurture its commitment to community values."

Security holders of Ben & Jerry's Homemade, Inc. should read the Tender Offer Statement on Schedule TO filed by Unilever N.V., Conopco, Inc. and Vermont All Natural Expansion Company when it becomes available because it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the S.E.C.'s website www.sec.gov.


Ben & Jerry's produces a wide variety of super premium ice cream, ice cream novelties, low fat ice cream, low fat yogurt and sorbet, using Vermont dairy products and high quality, all natural ingredients. Ben & Jerry's is committed to using milk and cream that have not been treated with the synthetic hormone, rBGH. Ben & Jerry's products are distributed throughout the US and in selected foreign countries in supermarkets, grocery stores, convenience stores, franchise Ben & Jerry's scoop shops, restaurants and other venues.

Press Office Unilever London
Tel: +44-171-822-6010
Fax: +44-171-822-5511

Email: press-office.london@unilever.com